

April 5, 2010

Mr. Randy C. Martin
Executive Vice President and Chief Financial Officer
Spartech Corporation
120 S. Central Avenue, Suite 1700
Clayton, MI 63105

Re: Spartech Corporation
Form 10-K for the year ended October 31, 2009
Definitive Proxy Statement on Schedule 14A filed January 19, 2010
Form 10-Q for the quarterly period ended January 30, 2010
File No. 1-5911

Dear Mr. Martin:

        We have reviewed your response to our comment letter dated February 25, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

Long-Term Compensation Elements, page 14

Performance Shares, page 15

1. We note your response to comment 20 in our letter dated February 25, 2010, and reissue this comment. We note that you award performance shares based on company performance over a three year period. We also note from exhibit 10.13 to your Form 10-K that you recently completed a similar three-year performance share plan based on company performance from 2007 to 2009. With a view toward disclosure in future filings, please identify the performance criteria included your recently completed three-year performance period, discuss how actual performance over this period compared to

the criteria in the performance share plan, and explain how actual performance translated into the share payouts ultimately made under the plan.

Form 10-Q for the quarterly period ended January 30, 2010

Item 4. Controls and Procedures, page 15

Changes in Internal Control Over Financial Reporting, page 15

2. We note your disclosure that "[t]here were no other changes to internal control over financial reporting during the three months ended January 30, 2010, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." In future filings, please state clearly, if true, that there *were* changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Hagen Ganem, Attorney, at (202) 551-3330, Craig Slivka, Special Counsel, at (202) 551-3729 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant